FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utlility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* MARC CERNOVITCH	2.Issuer Name and Ticker or Trading Symbol "OILS" SYNERGY TECHNOLOGIES CORPORATION	6. Relationship pf Reporting Person(s) to Issuer (Check all applicable) __Director __10% Owner _XX_ Officer (give title below) __ Other (specify below) _____VICE-PRESIDENT____________
(Last) (First) (Middle) 335 - 25 STREET S.E.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year NOVEMBER 2000
(Street) CALGARY, ALBERTA T2A 7H8	5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _XX_Form filed by One Reporting Person __Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
Title of Security (Instr.3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr.4)	7. Nature of Indirect Beneficial Ownership (Instr.4)
		CODE	V	Amount	(A) or (D)	Price
COMMON STOCK	11/15/2000	A		65,625	A	$40,801*	106,343	D

Reminder: Report on a separate line for each class of securities beneficially owned directly of indirectly.
*If the form is filled by more than one reporting person, see Instruction 4(b)(v).

Title of Derivative Security (Instr.3)	2. Con- version or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriviative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See18 U.S.C. 1001 and 15 U.S.C. 778ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a curently valid OMB Number.

/s/MARC CERNOVITCH
*Signature of Reporting Person

12/15/2000
Date